                                                                    EXHIBIT 99.2
                                                                    ------------

          ILOG REPORTS RESULTS FOR FIRST QUARTER OF FISCAL YEAR 2001
          ----------------------------------------------------------

PARIS, France, and MOUNTAIN VIEW, Calif. - October 26, 2000 - ILOG S.A. (NASDAQ:
ILOG and EURO.NM: ILOG), the world's leading provider of software components, today reported revenues of $13.2 million for its first quarter of fiscal year 2001, ended September 30, 2000, and a loss from operations of $3.6 million. This compares to revenues of $14.3 million and a loss from operations of $1.2 million in the previous year's first quarter. Loss per share during the first quarter of the fiscal year was $0.18 on 15.4 million shares, compared to $0.08 per share on
14.2 million shares in the previous year's first quarter.

ILOG announced on October 16 that its expected results for the quarter would be revenues of approximately $13 million and a loss per share of $0.20 because royalty levels anticipated from a major independent software vendor (ISV) were not received in the quarter. ILOG management has now concluded that this absence represents a four- to six-month delay in the royalty flow from this ISV. The Company's revenues of $14.3 million in the first quarter of the previous year included $4 million in license fees from another major ISV. Excluding these ISV revenues, license fees increased by 65% compared to the prior-year quarter.

"Despite the unanticipated delay from this supply chain ISV, our relationships with our many ISV partners in this market remain excellent and they are rolling out applications that embed our products," said Pierre Haren, ILOG president and CEO. "We are continuing to make progress in executing our overall business strategy. For example, 20 new ISVs adopted ILOG products this quarter, bringing the total to over 200," he stated.

Business Developments

This week, the industry analyst firm AMR Research reported that ILOG's new Optimization Development Framework (ODF) has been adopted by SAP AG and is integrated with its flagship mySAP Supply Chain Management product, formerly known as SAP Advanced Planner and Optimizer (APO). AMR analyst Bob Ferrari wrote that by using this ILOG technology, SAP is first to meet "the critical need for deeper functionality in manufacturing planning and production scheduling applications when they are implemented within a specific industry." Rather than "the one-size-fits-all product strategy" commonly used in supply chain planning, wrote Ferrari, SAP is relying on ILOG ODF to let its customers create "routines that are unique or customized for their particular process and industry needs."

Another example of ILOG's on-going leadership in optimization software is seen in the new ILOG Concert technology introduced in the quarter that is the first to provide developers with a new way to combine the two leading optimization methods to solve resource allocation problems.

In the supply chain market, contracts were recently signed with German ISVs Flexis AG and proAlpha Software to embed ILOG's products in their offerings.

ILOG has been benefiting in its role of infrastructure provider for e-business players of both the old and new economy. In particular, ILOG's business rule engines were selected this quarter by a number of companies to add personalization features to critical web applications. Financial services customers such as Fannie Mae and ING Bank provided deployment revenues during the quarter, joining other ILOG
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financial customers Visa, Deutsche Bank and Goldman Sachs, that placed initial orders in the preceding quarter. In addition, First Union Home Equity Bank is using ILOG engines in its just-announced First Union Loan Arranger decision tool for automating loan origination.

In the transportation sector, ILOG solidified its position as the leading provider of optimization software used to increase efficiencies in route and crew scheduling. For example, existing customers including United Airlines and JB Hunt gave ILOG new business in the quarter. In addition, the Company announced that industry leader SABRE signed a five-year agreement last quarter with ILOG under which it will use all three ILOG product lines within its future transportation and e-travel products.

In the telecommunications space, a number of new ISVs were added such as Tenor Networks. Further revenues from existing telco customers including Racal, Compaq and various divisions of Alcatel were also received.

"We're at an early stage of our evolution into a company where a majority of our revenue stream derives from ISVs," explained Haren. "This supplements the revenues from large end users in sectors such as finance and transportation where ISVs are less prevalent. As happened this quarter, the usual summer seasonality and sales fluctuations of major ILOG partners can have an impact on our financial performance. However, I'm unwavering in my belief that our business fundamentals are sound and that our strategy is the right one for the future."


About ILOG

Dually headquartered in Paris and Mountain View, Calif., ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise software applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications where the company enjoys a significant market share, ILOG is playing an active role in the emergence of the e-Business software components market. Visit www.ilog.com for additional information.
                                  ------------

                                     # # #


Forward-Looking Information

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the evolution, growth and profitability of the e-business and supply chain and other software markets, the success of the company's ISV strategy, the economic, political and currency risks associated with the company's European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 1999, which is on file with the United States Securities and Exchange Commission.
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                                   ILOG S.A.
                                   ---------
               Consolidated Statements of Operations (unaudited)
               -------------------------------------------------
                     (in thousands, except per share data)

                                                                             Three Months Ended
                                                                  ----------------------------------------
                                                                     Sept. 30                  Sept. 30
                                                                     --------                  --------
                                                                       2000                      1999
                                                                       ----                      ----
Revenues:
  License Fees                                                     $    7,437                $    8,513
  Services                                                              5,752                     5,805
                                                                  -----------               -----------
    Total revenues                                                     13,189                    14,318
                                                                  -----------               -----------

Cost of revenues
  License Fees                                                            279                       305
  Services                                                              2,883                     2,924
                                                                  -----------               -----------
    Total cost of revenues                                              3,162                     3,229
                                                                  -----------               -----------

Gross profit                                                           10,027                    11,089

Operating expenses
  Marketing and selling                                                 8,702                     7,368
  Research and development                                              3,188                     2,852
  General and administrative                                            1,678                     2,007
  Write-off of acquired intangibles                                        20                        62
                                                                  -----------               -----------
    Total operating expenses                                           13,588                    12,289
                                                                  -----------               -----------

Loss from operations                                                   (3,561)                   (1,200)
Net interest income (expense) and other                                   730                       105
                                                                  -----------               -----------

Net loss                                                           $   (2,831)               $   (1,095)
                                                                  -----------               -----------

Net loss per share - basic & fully diluted                         $    (0.18)               $    (0.08)

Share and share equivalents used in per share
  calculations - basic & fully diluted                                 15,433                    14,150
                                                                  -----------               -----------

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                                   ILOG S.A.
                                   ---------
               Condensed Consolidated Balance Sheets (unaudited)
               -------------------------------------------------
                                (in thousands)
                                --------------

                                                                               Sept. 30                   June 30
                                                                               --------                   -------
                                                                                 2000                       2000
                                                                                 ----                       ----
Assets
------
Current Assets
  Cash and cash equivalents                                                 $    20,397                $   20,316
  Accounts receivable                                                            12,630                    23,393
  Other receivables and prepaid expenses                                          3,804                     4,770
                                                                        ---------------            --------------
    Total current assets                                                         36,831                    48,479

Property and equipment-net and other assets                                       5,117                     4,258
                                                                        ---------------            --------------

    Total assets                                                            $    41,948                $   52,737
                                                                        ---------------            --------------

Liabilities and Shareholders' Equity
Current Liabilities
  Accounts payable and accrued expenses                                     $    12,147                $   15,937
  Current debt                                                                    3,636                     3,627
  Deferred revenue                                                                5,666                     7,034
                                                                        ---------------            --------------
    Total current liabilities                                                    21,449                    26,598

Long-term portion of debt                                                           226                     2,057
                                                                        ---------------            --------------
    Total liabilities                                                            21,675                    28,655
                                                                        ---------------            --------------

Shareholders' equity
  Paid-in capital                                                                69,746                    68,565
  Accumulated deficit and currency translation adjustment                       (49,473)                  (44,483)
                                                                        ---------------            --------------
    Total shareholders' equity                                                   20,273                    24,082
                                                                        ---------------            --------------

    Total liabilities and shareholders' equity                              $    41,948                $   52,737
                                                                        ---------------            --------------

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Discussion of Financial Highlights

Revenues and Gross Margin
-------------------------
Revenues in the quarter declined to $13.2 million from $14.3 million, or by 8% compared to the same quarter in the previous year. Revenues in the quarter were impacted by the absence of license fees from the Company's larger ISVs, which in the prior year represented $4 million, or 28% of total revenues. As a result, license fee revenues declined from $8.5 million to $7.4 million, or by 15% compared to the prior year, with service revenues remaining level at $5.8 million. Overall gross margin for the quarter decreased to 76% from 77% for the same period in the preceding year due to lower high-margin license revenues in the current year's quarter.

Operating Expenses
------------------
Marketing and selling expenses for the quarter increased by 18% over the same period in the prior year, reflecting higher levels of sales and marketing resources. Research and development expenses, net of government funding, for the quarter increased by 12% over the same period in the prior year, reflecting higher headcount and compensation growth, offsetting the benefit of the lower Euro exchange rate against the U.S. dollar. General and administrative expenses for the quarter decreased by 16% over the same period in the prior year, reflecting the lower Euro exchange rate plus some bad debt recovery. At September 30, 2000, the Company had 518 employees compared to 487 a year earlier.

Other Income (expense)
----------------------
Net interest and other income (expense) for the quarter increased from $105,000 to $730,000 over the same period in the prior year, reflecting both realized and unrealized exchange rate gains on intercompany indebtedness due to the 7% decline in the Euro against the U.S. dollar during the quarter.

Balance Sheet
--------------
Cash at September 30, 2000, increased to $20.4 million from $20.3 million at June 30, 2000. Accounts receivable at September 30, 2000, improved to 87 days sales outstanding from 101 days at June 30, 2000, reflecting strong collections, particularly in the U.S., during the quarter. Deferred revenues declined during the quarter to $5.7 million from $7.0 million at June 30, 2000, reflecting the seasonality of maintenance billings.

Shareholders' equity at September 30, 2000, decreased to $20.2 million from $24.1 million at June 30, 2000, mainly reflecting the loss for the quarter and a currency translation adjustment caused by the decline in the value of the Euro. At September 30, 2000, the Company had 15.5 million shares issued and outstanding compared to 15.4 million at June 30, 2000.

                                      ###

Results and Press Release for French/European Shareholders

A translation of this press release, in the French language and with the financial statements expressed in Euros, is also available.

ILOG is a registered trademark of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.